Exhibit 99.6

Form 51-102F3
Material Change Report

1.             Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.             Date of Material Change

February 10, 2008

3.             News Release

February 10, 2008 via Marketwire.

4.             Summary of Material Change

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, announced two key operational developments for Titan’s proprietary currency trading and asset management arm.

The currency trading arm is receiving a six-figure capital investment from an accredited third-party investor.

Titan's Director of US Trading Operations, Philip Carrozza II, reported, "We have completed our testing phase in the currencies and are now in production on this division.”

5.             Full Description of Material Change

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, announced two key operational developments for Titan’s proprietary currency trading and asset management arm.

The currency trading arm is receiving a six-figure capital investment from an accredited third-party investor. The investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading USA. The fund has previously been in the incubation phase and will now move forward with a larger capital base for a period of 90 days.

Titan's Director of US Trading Operations, Philip Carrozza II, reported, "We have completed our testing phase in the currencies and are now in production on this division. As the development team continues to make progress we will continue to roll out models in realtime trading and building our track record."

6.             Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.             Omitted Information

N/A

8.             Executive Officer

Ken W. Powell, President & CEO
Telephone:  780-438-1239

9.             Date of Report

February 12, 2008